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                                                      Exhibit (a)(1)(iii)


[LEAP LOGO]



MEMORANDUM



 DATE      November 20, 2001
 TO        Leap Employees
 FROM      Harvey P. White
 SUBJECT   Leap Stock Option Exchange Program


I am pleased to announce that Leap is launching an important employee compensation program for some of our Leap employees involving a voluntary stock option exchange or supplemental option grants. As you are all aware, the recent market downturn has left our current stock price lower than the exercise price of many employee stock options.

In response to this recent stock price decline, we are implementing a voluntary program that allows Leap employees, other than the executive officers, to exchange certain existing stock options (stock options at $35.00 or above) for new options that will be granted as promptly as practicable on or after the first trading day that is at least six months and one day after the date we cancel the options accepted for exchange. As an alternative, employees may decline to participate in the option exchange program and be eligible to receive grants of supplemental options. This is a significant initiative, requiring a formal tender offer filing with the Securities and Exchange Commission. By making it possible to exchange your outstanding stock options for new options with an exercise price equal to the market value of our stock on the replacement grant date, we hope to provide Leap employees with stock options that could provide greater value in the future. By offering the alternative of supplemental grants, we will allow employees to select the action that best suits their individual situations.

Please note that this is not a stock option repricing. A repricing would require us to take a significant charge against earnings on any future appreciation of the repriced options, thereby diminishing our potential for profitability.

Today, the Stock Administration Department will begin distributing customized packets that explain the stock option exchange program in greater detail, including its potential benefits and risks and what you will need to do if you choose to participate. Please review the material carefully and weigh your decision with equal care. Please understand that Leap cannot advise you on what


 Leap Wireless International, Inc.
 10307 Pacific Center Court
 San Diego, California 92121
 T   (858) 882 6000
 F   (858) 882 6010
 www.leapwireless.com
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MEMORANDUM/Leap Stock Option Exchange Program
November 20, 2001
Page 2


decision to make, and that no Leap employee is authorized to make any recommendation on our behalf as to your choices. You may wish to meet with a professional financial/tax advisor as part of your decision making process.

We have developed this program in an effort to continue to provide a compensation structure that allows you to benefit personally from the contributions you make to Leap's success. Thank you for your continued efforts in building our successful company.